UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                      to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

4400 West 78th Street, Suite 520

Minneapolis, MN 55435

Apogee Enterprises, Inc.

401(k) Retirement Plan

Employer ID No: 41-0919654 Plan Number: 005

Financial Statements as of and for the

Years Ended December 31, 2012 and 2011,

Supplemental Schedule as of December 31, 2012,

and Report of Independent Registered Public

Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Apogee Enterprises, Inc. 401(k) Retirement Plan

Minneapolis, MN

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 28, 2013

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
PARTICIPANT-DIRECTED INVESTMENTS — At fair value	$232,205,324	$203,567,239
EMPLOYER CONTRIBUTIONS RECEIVABLE	40,493	38,264
CASH	—	211,008
NOTES RECEIVABLE FROM PARTICIPANTS	10,194,086	9,445,631

Net assets reflecting all investments — at fair value	242,439,903	213,262,142
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(2,592,940)	(2,331,178)

NET ASSETS AVAILABLE FOR BENEFITS	$239,846,963	$210,930,964

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
NET ASSETS AVAILABLE FOR BENEFITS — At beginning of year	$210,930,964	$219,872,571
INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized appreciation (depreciation) of investments	27,905,594	(8,218,275)
Interest and dividend income	3,827,771	4,792,534
Loan interest income	421,849	424,320
Employee contributions	8,133,995	7,473,045
Employer contributions	3,840,101	3,327,803
Rollover contributions	617,825	119,224
Litigation settlement (Note 6)	1,007,208	—
Distributions to participants	(16,718,395)	(16,775,669)
Administrative expenses	(119,949)	(84,589)

NET ASSETS AVAILABLE FOR BENEFITS — At end of year	$239,846,963	$210,930,964

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(K) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

1.	SUMMARY DESCRIPTION OF THE PLAN

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan Administrator, Trustee, and Record Keeper — The Company has appointed a committee consisting of certain Company officers and employees to be the Plan administrator. On May 1, 2012, the Plan was amended which changed its trustee from State Street Bank and Trust to the Principal Trust Company and changed its record keeper from ING Institutional Plan Services, LLC to the Principal Financial Group. The Principal Trust Company (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections. The Principal Financial Group is the record keeper.

Eligibility — Under the terms of the Plan, a nonunion employee, or a union employee within a union agreement to participate, scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions — Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (IRS) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the Plan adds a 1% increase to their deferral as of the anniversary date of hire, until a deferral rate of 6% is achieved. Participants can choose at any time to discontinue contributions.

For the year ended December 31, 2012, and from March 1, 2011 to December 31, 2011, the Company contributed for eligible nonunion and union participants an amount equal to 100% of the first 1%, and 50% on each incremental percentage up to 6%. From January 1 to February 28, 2011, the Company contributed for eligible nonunion participants an amount equal to 30% of the first 6% of base compensation contributed by participants to the Plan.

Contributions made by participants who are members of the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”) are not matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the agreement between Tru Vue, Inc. and the Tru Vue Union. The Company made a contribution in the amount of $40,493 in 2012 and $38,264 in 2011 for eligible members of the Tru Vue Union, which is included as the employer contributions receivable in the statements of net assets available for benefits. While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Participants may make daily elections as to the investment of their employee pretax and Company contributions. Participants have the opportunity to direct all money allocated to their accounts. Participants can choose among 24 mutual funds and common collective trust funds plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.

Vesting — Participants’ pretax contribution accounts are 100% vested at all times. Participants become 100% vested in their Company contribution accounts after completing two years of qualified service with the Company or in the event of death, disability, or retirement. The qualified service with the Company component was changed on January 1, 2012, from three years of qualified service to two years. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $139,000 and $75,000, respectively. Forfeitures of nonvested discretionary employer accounts and employer matching accounts are used to reduce the Company’s matching contribution. During the year ended December 31, 2012, employer contributions were reduced by $75,000 from forfeited nonvested accounts.

Loans — The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000 reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each of the funds. Loan terms can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the United States of America prime rate on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly.

All new loans in 2012 had an interest rate.of 4.25%. Participant loans of $10,194,086 and $9,445,631 were outstanding as of December 31, 2012 and 2011, respectively.

Distributions — Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available if participants had money transferred into the Plan from the Apogee Enterprises, Inc. Retirement Plan, which was frozen on January 1, 2002, or from the Tru Vue Local 73 Pension Plan, which was frozen on December 31, 2004.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2; however, a participant who is a 5% or more holder of Company stock may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59-1/2. Early withdrawal from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan maintains it’s accounting records on the accrual basis of accounting. Transactions and assets of the Plan are accounted for using the following accounting policies:

a.	The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s common stock is valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common/collective trust funds are stated at fair value as determined by the issuer of the specific fund based on the fair market value of the underlying investments. In accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), the stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The stable value fund has underlying investments in investment contracts, which are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Fair value of the investment contracts are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The statements of changes in net assets available for benefits are presented on a contract value basis. Participant loans are valued at the outstanding loan balances plus an accrued but unpaid interest, which approximates fair value.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses.

c.	Deposits, withdrawals, and transfers by the participating plans are made at fair value when the transactions occur, except for the stable value fund as described above.

New Accounting Standards — The accounting standard initially adopted in 2012 is described below.

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S .GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption of ASU 2001-04 had no impact on the Plan’s statement of net assets available for benefits and statement of changes in net assets available for benefits.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock, registered investment companies, and a stable value fund. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Administrative Expenses — All administrative expenses related to trustee and recordkeeping were paid by the Plan.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. For the years ended December 31, 2012 and 2011, amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $788,000 and $58,000, respectively.

Subsequent Events — In connection with preparing the Plan financial statements for the year ended December 31, 2012; the Company has evaluated subsequent events for potential recognition and disclosure and determined that there were no subsequent events which required recognition or disclosure in the financial statements.

3.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012		2011
Prudential Stable Value Fund	$39,329,554		$	*	*
Northern Trust Focus 2025 Fund	17,533,796			*	*
Lord Abbett Developing Growth Fund	15,182,214			15,288,667
Northern Trust Focus 2020 Fund	14,710,148			*	*
Apogee Enterprises, Inc. Common Stock*	14,218,584			*	*
Northern Trust Focus 2030 Fund	13,838,139			*	*
PIMCO Total Return Fund	13,647,313			*	*
Northern Trust Collective S&P 500 Index Fund	13,548,009			*	*
Columbia Dividend Opportunity Fund	11,993,386			10,881,943
ING Intermediate Stable Value Fund*	*	*		40,265,880
T.Rowe Price 2025 Fund	*	*		15,779,913
T.Rowe Price 2020 Fund	*	*		12,762,641
State Street Global Advisors S&P 500 Index Fund*	*	*		12,734,412
T.Rowe Price 2030 Fund	*	*		11,712,588

*	Denotes party-in-interest
**	Denotes less than 5% of net assets

During the years ended December 31, 2012 and 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Stable Value Funds — Prudential Stable Value Fund	$788,680	$—
Common/collective funds:
State Street Global Advisors S&P 500 Index Fund*	1,514,118	302,276
State Street Global Advisors Mid Cap Fund*	1,115,051	(241,647)
Northern Trust Focus 2025 Fund	766,127	—
Northern Trust Focus 2030 Fund	589,337	—
Northern Trust Focus 2020 Fund	578,699	—
Northern Trust Focus 2035 Fund	473,026	—
Northern Trust Collective S&P 500 Index Fund	415,461	—
Northern Trust Focus 2040 Fund	362,366	—
Northern Trust Focus 2015 Fund	314,535	—
Northern Trust Collective S&P 400 Index Fund	267,145	—
Northern Trust Focus 2045 Fund	240,279	—
Northern Trust Focus 2050 Fund	121,283	—
Northern Trust Collective MSCI ACWI ex-US Index Fund	115,807	—
Northern Trust Focus Income Fund	77,078	—
Northern Trust Focus 2010 Fund	69,089	—
State Street Global Advisors Russell 2000 Fund*	61,027	(32,902)
Northern Trust Collective Russel 2000 Index Fund	39,301	—

Total common/collective funds	7,119,729	27,727
Employer securities — Apogee Enterprises, Inc. Common Stock*	7,202,424	(594,584)
Mutual funds:
T.Rowe Price 2025 Fund	1,714,341	(609,615)
American Funds EuroPacific Growth Fund	1,693,961	(1,804,501)
T.Rowe Price 2030 Fund	1,362,616	(511,362)
T.Rowe Price 2020 Fund	1,275,663	(404,398)
Wells Fargo Advantage Growth Fund	1,123,056	(293,559)
T.Rowe Price 2035 Fund	1,066,109	(451,769)
T.Rowe Price 2040 Fund	873,797	(394,127)
Columbia Dividend Opportunity Fund	867,084	203,137
T.Rowe Price 2015 Fund	699,190	(161,413)
T.Rowe Price 2045 Fund	585,280	(232,590)
Lord Abbett Developing Growth Fund	393,637	(1,027,266)
T.Rowe Price 2050 Fund	264,446	(119,029)
PIMCO Total Return Fund	248,689	(734)
ING FMR Diversified Midcap Fund*	180,172	(182,552)
ING Columbia Small Cap Fund*	156,587	(53,246)
Dodge & Cox International Fund	149,131	(233,613)
T.Rowe Price 2010 Fund	110,571	(20,936)
Artisan Midcap Value Fund	85,910	(41,840)
T.Rowe Price income Fund	58,623	(17,496)
Vanguard International Stock Fund Investor Shares	57,860	(19,585)
Vanguard International Stock Fund Signal Shares	—	(114,312)
American Funds Growth Fund of America	—	(286,268)
Eaton Vance Large Cap Value Fund	—	(874,344)
Golden Sachs Small Cap Value Fund	(51,816)
Columbia Midcap Growth Fund	(120,146)	—

Total mutual funds	12,794,761	(7,651,418)

Net appreciation (depreciation) in fair value of investments	$27,905,594	$(8,218,275)

*	Denotes party-in-interest

4.	ING Intermediate Stable Value Fund

The ING Intermediate Stable Value Fund (the “Fund”) is a pooled separate account that invests in a range of publicly traded fixed income instruments. It provides a specified rate of return to Plan participants based on the performance of the underlying assets, and such returns are reinvested into the Fund. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals.

The Fund itself may be subject to circumstances that impact its ability to transact at contract value, as described in the following paragraphs. The Plan administrator believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the ability of the fund to transact at contract value:

Participation in the Fund — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to non-competing funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Company. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•	A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•	Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•	Any transfer of assets from the Fund directly into a competing investment option

•	Plant closings, layoffs, bankruptcy or reorganization, mergers, or early retirement incentive programs

•	The establishment of a defined contribution plan that competes with the Plan for employee contributions

•	Complete or partial termination of the Plan or its merger with another plan

Investments in the Fund — The Fund invests in fixed-income securities and enters into “wrap” contracts issued by third parties. A wrap contract is an agreement by another party, such as a bank or insurance company, to make payments to the Fund in certain circumstances. Wrap contracts are designed to allow a stable value portfolio to maintain capital preservation and protect a portfolio in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a portfolio the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted.

The wrap contracts generally contain provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include:

•	An uncured default by either the Fund or issuer allowing the non-defaulting party to terminate the contract

•	Any change in law, regulation, or administrative ruling that could have a material adverse effect on the Fund’s cash flow

•	Employer-initiated transactions by participating plans as described above

In the event that wrap contracts fail to perform as intended, the Fund’s value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to these wrap contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The wrap issuer’s ability to meet its contractual obligations under the wrap contracts may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable value if, for any reason, it cannot obtain or maintain wrap contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrap contract following termination of a wrap contract. Wrap contracts are not transferable and have no trading market. There are a limited number of wrap issuers. The Fund may lose the benefit of wrap contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Effective May 1, 2012, the Fund was no longer an investment option for participants in the Plan.

5.	Prudential Stable Value Fund

The Plan provides participants a self-managed stable value investment option, the Prudential Stable Value Fund (“Prudential Fund”), that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The self-managed stable value fund is composed of a portfolio of bonds and other fixed income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Principal Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

Limitations on the Ability of the Prudential Fund to Transact at Contract Value — Certain events, such as Plan termination or a plan merger initiated by the Plan Sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that the occurrence of events that may limit the ability of the Plan to transact at less than contract value is not probable.

December 31,
2012
Average yields:
Based on annualized earnings (1)	3.24%
Based on interest rate credited to participants (2)	1.10%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.	LITIGATION

In January 2009, the Company, on behalf of the Plan, commenced a lawsuit against State Street Bank and Trust Company (“State Street’) and ING Institutional Plan Services, LLC (formerly CitiStreet, LLC) (“ING”) to recover certain losses the Plan suffered during 2007. The Company has agreed to fund the litigation expenses of such suit and to recover such expenditures only should the Plan recover lost earnings. The Company and the Plan have entered into an agreement regarding such expenditures.

In March 2010, the Plan received $3,486,000 from a fair fund that State Street had set up as a result of a settlement between State Street and the Securities and Exchange Commission (“SEC”). This settlement resulted from an investigation the SEC launched into certain losses from State Street’s income funds in which the Plan was invested in. The Plan transferred $909,000 to the Company to offset the attorneys’ fees and costs it had incurred in its ongoing litigation against State Street and ING. The remaining $2,577,000 was allocated to participants who were invested in the fund when the losses occurred, In November 2010, ING filed an amended answer in the case, which included counter claims and cross-claims against the Company, the Plan Administrators, Silver Oak Wealth Management (“Silver Oak”), the Plan’s former investment advisor, and State Street seeking contribution and indemnification should ING be found liable to the Plan.

In August 2012, the Plan received $1,425,000 due to the execution of a settlement with State Street, ING, and Silver Oak. After reimbursing the Company $418,000 for litigation expenses, the remaining $1,007,000 was allocated to participants who were invested in the fund when the losses occurred. Upon execution of the settlement, the Company’s claim against State Street and ING were dropped along with ING’s counter and cross claims.

7.	TAX STATUS

The Company received a favorable determination letter dated February 6, 2012, from the IRS stating that the Plan and related trust are designed in compliance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Company and Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is believed necessary.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the IRS. The Plan administrator has determined no uncertain tax positions have been taken or expect to be taken as of December 31, 2012 and 2011. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for reporting years prior to December 31, 2009.

8.	PLAN TERMINATION

The Company and its subsidiaries have voluntarily agreed to make contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all participant Company-contributed account balances would become 100% vested immediately.

9.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by State Street Bank and Trust Company and ING Institutional Services, LLC. State Street Bank and Trust Company was the trustee as defined by the Plan and ING Institutional Services was the record keeper until the Plan changed service providers. On May 1, 2012, the Plan changed trustees to the Principal Trust Company and record keeper to the Principal Financial Group (collectively “Principal”). Due to these relationships, these transactions qualify as exempt party-in-interest transactions. The Plan paid $8,330 to State Street Bank and Trust Company, $15,075 to ING Institutional Services, and $258,299 to Principal for investment management services for the year ended December 31, 2012. The Plan also received $1,425,000 from State Street Bank and Trust Company and paid the Company $418,000 related to the disclosure in Note 6.

At December 31, 2012 and 2011, the Plan held 593,182 and 638,305 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $9,260,062 and $7,023,116, respectively. During the years ended December 31, 2012 and 2011, the Plan recorded dividend income from the Company’s common stock of $218,055 and $199,661, respectively.

10.	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets and liabilities measured at fair value as of December 31, 2012, are as follows:

	Quoted Prices in	Other	Unobservable
	Active Markets	Observable	Inputs	Total Fair
	(Level 1)	Inputs (Level 2)	(Level 3)	Value
Mutual funds:
Smal mid cap funds	$20,172,749	$—	$—	$20,172,749
Large cap funds	19,559,377	—	—	19,559,377
Fixed-income funds	13,647,313	—	—	13,647,313
International stock funds	13,204,137	—	—	13,204,137
Apogee common stock	14,218,584	—	—	14,218,584
Common collective trust funds:
Stable value fund		41,922,494	—	41,922,494
Retirement target funds	—	82,717,694	—	82,717,694
Index funds	—	24,067,970	—	24,067,970
Income funds	—	2,695,006	—	2,695,006

Total	$80,802,160	$151,403,164	$—	$232,205,324

Financial assets and liabilities measured at fair value as of December 31, 2011, are as follows:

	Quoted Prices in	Other	Unobservable
	Active Markets	Observable	Inputs	Total Fair
	(Level 1)	Inputs (Level 2)	(Level 3)	Value
Mutual funds:
Retirement target funds	$71,730,090	$—	$—	$71,730,090
Small-cap funds	16,751,705	—	—	16,751,705
Income funds	11,840,613	—	—	11,840,613
International stock funds	11,678,543	—	—	11,678,543
Fixed-income funds	9,339,621	—	—	9,339,621
Large cap funds	6,529,837	—	—	6,529,837
Mid cap funds	3,385,723	—	—	3,385,723
Apogee common stock	7,799,659	—	—	7,799,659
Money market	71,348	—	—	71,348
Stable value fund	—	42,597,058	—	42,597,058
Common collective trust funds:			—
Index funds	—	21,843,042	—	21,843,042

Total	$139,127,139	$64,440,100	$—	$203,567,239

Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011. Refer to Note 2 for further detail in relation to valuation of investments.

The Stable Value Fund is a diversified portfolio of fixed-income assets. This diversified fund seeks to maintain a high overall credit quality and consists of various publicly traded fixed-income instruments. The current average credit quality of the underlying fixed-income investment strategy is AA and is bench marked to the Barclays Capital U.S. Aggregate Index. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2012.

The Retirement Target Funds provides an asset allocation dependent upon assumed targeted retirement dates. Over time, the asset allocation becomes more conservative as the fund approaches its target retirement date. The Fund invests in a diversified portfolio of U.S. and international stocks, inflation hedging securities, U.S. bonds and cash reserves. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2012.

The Income funds provides an asset allocation for people already retired. The Fund invests in a diversified portfolio of U.S. and international stocks, inflation hedging securities, U.S. bonds and cash reserves. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2012.

The Index Funds are a diversified portfolio of all stocks representing various Indices. These funds seek to closely reproduce the returns captured by these indices. The funds may also hold 2% to 5% of their value in futures contracts. The strategy of investing in the same stocks as the Index minimizes the need for trading and therefore results in lower expenses. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2012.

Following is a description of the valuation methodologies used for assets measured at fair value:

Level 1— Valued at the closing price reported on the active market on which the individual securities are traded.

Level — Valued using other significant observable inputs which include quoted prices for similar securities, interest rates, prepayments speeds, and credit risk.

Level 3 — Value is determined by using significant unobservable inputs. Unobservable inputs reflect assumptions about the factors market participants would use in valuing a portfolio instrument and would be based on the best information available.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

11.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of investments per the financial statements to the Form 5500 for the years ended December 31, 2012 and 2011, is as follows:

	2012	2011
Investments at fair value per financial statements	$232,205,324	$203,567,239
Classification of participants loans as notes receivable	10,194,086	9,445,631
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(2,592,940)	(2,331,178)

Investments per the Form 5500	$239,806,470	$210,681,692

For the year ended December 31, 2012, a reconciliation of distributions to participants per the financial statements to the Form 5500 is as follows:

Total distributions to participants per the financial statements	$(16,718,395)
Add amount allocated to participants for withdrawal at December 31, 2011	58,000
Less amount allocated to participants for withdrawal at December 31, 2012	(788,000)

Total distributions to participants per the Form 5500	$(17,448,395)

For the year ended December 31, 2012, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

Net assets available for benefits per the financial statements	$239,846,963
Less amount allocated to participants for withdrawal at December 31, 2012	(788,000)

Net assets available for benefits per the Form 5500	$239,058,963

*  *  *  *  *  *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

EIN: 41-0919654, PLAN NUMBER: 005

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

		Description of	Current
Description	Cost	Investment	Value
Prudential Stable Value Fund	**	Common/collective trust	$39,329,554
Northern Trust Focus 2025 Fund	**	Common/collective trust	17,533,796
Northern Trust Focus 2020 Fund	**	Common/collective trust	14,710,148
Northern Trust Focus 2030 Fund	**	Common/collective trust	13,838,139
Northern Trust Collective S&P 500 Index Fund	**	Common/collective trust	13,548,009
Northern Trust Focus 2035 Fund	**	Common/collective trust	10,536,548
Northern Trust S&P 400 Index Fund	**	Common/collective trust	8,543,181
Northern Trust Focus 2040 Fund	**	Common/collective trust	8,258,852
Northern Trust Focus 2015 Fund	**	Common/collective trust	7,948,260
Northern Trust Focus 2045 Fund	**	Common/collective trust	5,526,664
Northern Trust Focus Income Fund	**	Common/collective trust	2,695,006
Northern Trust Focus 2050 Fund	**	Common/collective trust	2,675,440
Northern Trust Focus 2010 Fund	**	Common/collective trust	1,689,847
Northern Trust Collective MSCI ACWI Ex-US Index Fund	**	Common/collective trust	1,234,559
Northern Trust Collective Russell 2000 Index Fund	**	Common/collective trust	742,221
Lord Abbett Developing Growth Fund	**	Mutual fund	15,182,214
PIMCO Total Return Fund	**	Mutual fund	13,647,313
Columbia Dividend Opportunity Fund	**	Mutual fund	11,993,386
American Funds EuroPacific Growth Fund	**	Mutual fund	11,481,091
Wells Fargo Advantage Growth Fund	**	Mutual fund	7,565,991
Artisan Midcap Value Fund	**	Mutual fund	2,179,041
Dodge & Cox International Fund	**	Mutual fund	1,723,046
Goldman Sachs Small Cap Value Fund	**	Mutual fund	1,573,875
Columbia Midcap Growth Fund	**	Mutual fund	1,237,619
Apogee Enterprises, Inc. Common Stock*	**	Employer securities	14,218,584
Loans to participants, with maturity dates ranging from 1/8/13 to 11/30/27 and with interest rates ranging from 4.25% to 9.50% *,***	**	Participant loans	10,194,086

TOTAL			$239,806,470

*	Denotes party-in-interest.
**	Historical cost has been omitted for participant-directed investments.
***	Net of $40,000 in deemed loan distributions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES. INC. 401(k) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC., the Plan Administrator

By:	/s/ James S. Porter
James S. Porter Chief Financial Officer

Date: June 28, 2013